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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

[  ]  Form  1O-KSB   [  ]  Form  11-K   [X]  Form  10-QSB  [  ]  Form  N-SAR

For  Period  Ended:  September 30,  2002

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:     ____________________________________
     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

     Full  Name  of  Registrant:  WORLD  DIAGNOSTICS,  INC.

     Former  Name  if  Applicable:

     16250  N.W.  59th  Avenue
     ----------------------------------
     Address  of  Principal  Executive  Office  (Street  and  Number)

     Miami  Lakes,  Florida  33014
     -----------------------------
     City,  State  and  Zip  Code

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PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


[  ]     (c)     The  accountant's  statement  or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Registrant has been unable to complete its Form 10-QSB for the quarter ended September 30, 2002, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to management's dedication of its time to business matters. This has taken a significant amount of management's time away from the preparation of the Form 10-QSB and delayed the preparation of the financial statements for the quarter ended September 30, 2002.

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                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Ken  Peters                   (305)             827-3304
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     (Name)                    (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).

                         [X]  Yes               [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [  ]  Yes               [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            ADEAN DEVELOPMENT CORPORATION
                          --------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   November 14, 2002                By:/s/ Ken Peters
                                            ------------------
                                         Ken Peters, President
                                         and Authorized Signatory

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